Exhibit 99.5

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - November 13, 2012

BAYTEX ANNOUNCES THIRD QUARTER 2012 RESULTS

CALGARY, ALBERTA (November 13, 2012) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce its operating and financial results for the three months and nine months ended September 30, 2012 (all amounts are in Canadian dollars unless otherwise noted).

Summary

•	Produced record quarterly production of 54,381 boe/d (88% oil and NGL) in Q3/2012, an increase of 3% over Q3/2011 and 2% over Q2/2012;

•	Generated funds from operations (“FFO”) of $139.0 million ($1.15 per basic share) in Q3/2012, a decrease of 4% from Q3/2011, and an increase of 12% from Q2/2012;

•	Generated net income of $26.8 million ($0.22 per basic share) in Q3/2012;

•	Maintained a conservative cash payout ratio in Q3/2012 of 38% net of dividend reinvestment plan (“DRIP”) participation (57% before DRIP);

•	Issued $300 million of 6.625% Series C senior unsecured debentures due 2022 at par and redeemed $150 million of 9.15% Series A senior unsecured debentures due 2016; and

•	Subsequent to the end of the third quarter, completed the acquisition of 46 sections of undeveloped oil sands leases in the Cold Lake area for a total purchase price of $120 million.

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	299,786	284,248	313,787	927,389	941,001
Funds from operations (1)	139,044	124,692	144,825	405,472	392,510
Per share - basic	1.15	1.04	1.24	3.39	3.40
Per share - diluted	1.14	1.03	1.22	3.34	3.31
Cash dividends declared (2)	52,640	51,943	50,270	160,142	155,035
Cash dividends declared per share	0.66	0.66	0.60	1.98	1.80
Net income	26,773	157,280	51,839	227,011	159,652
Per share - basic	0.22	1.32	0.45	1.90	1.38
Per share - diluted	0.22	1.30	0.46	1.87	1.35

Exploration and development	113,126	102,895	100,368	351,939	295,835
Property acquisitions	958	10,173	28,502	13,467	65,835
Corporate acquisition	—	—	22	—	118,693
Proceeds from divestitures	1,202	(313,834)	—	(316,200)	—
Total oil and natural gas capital expenditures	115,286	(200,766)	128,892	49,206	480,363

Bank loan	181,785	396,207	368,184	181,785	368,184
Long-term debt	447,555	302,865	305,835	447,555	305,835
Working capital (surplus) deficiency	(149,329)	(261,153)	65,180	(149,329)	65,180
Total monetary debt (3)	480,011	437,919	739,199	480,011	739,199

Baytex Energy Corp.
Press Release
November 13, 2012                                            Page2

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
OPERATING
Daily production
Light oil and NGL (bbl/d)	7,047	7,090	7,170	7,233	6,612
Heavy oil (bbl/d)	40,580	38,579	37,280	39,176	34,324
Total oil and NGL (bbl/d)	47,627	45,669	44,450	46,409	40,936
Natural gas (mmcf/d)	40.5	44.4	49.0	43.3	49.3
Oil equivalent (boe/d @ 6:1) (4)	54,381	53,073	52,625	53,633	49,147

Average prices (before hedging)
WTI oil (US$/bbl)	92.22	93.49	89.76	96.20	95.48
Edmonton par oil ($/bbl)	84.79	84.42	92.45	87.29	94.85
BTE light oil and NGL ($/bbl)	70.34	71.62	80.48	74.80	81.53
BTE heavy oil ($/bbl) (5)	60.11	57.42	59.92	61.12	63.54
BTE total oil and NGL ($/bbl)	61.63	59.63	63.26	63.25	66.45
BTE natural gas ($/mcf)	2.34	2.00	4.20	2.26	4.25
BTE oil equivalent ($/boe)	55.70	52.97	57.31	56.56	59.61

CAD/USD noon rate at period end	0.9837	1.0191	1.0389	0.9837	1.0389
CAD/USD average rate for period	0.9953	1.0102	0.9785	1.0023	0.9774

COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	50.37	53.61	55.93	59.40	58.76
Low	39.91	38.54	41.71	38.54	41.71
Close	46.72	42.89	43.81	46.72	43.81
Volume traded (thousands)	25,679	34,162	27,710	83,219	84,765

NYSE
Share price (US$)
High	51.73	54.44	59.04	59.50	61.95
Low	39.50	37.40	40.31	37.40	40.31
Close	47.44	42.11	41.67	47.44	41.67
Volume traded (thousands)	5,823	8,257	11,771	18,568	29,806

Common shares outstanding (thousands)	120,962	119,914	116,755	120,962	116,755

Notes:

(1)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex's funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three months and nine months ended September 30, 2012.

(2)	Cash dividends declared are net of DRIP participation.

(3)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans.

(4)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)	Heavy oil prices are net of blending costs.

Baytex Energy Corp.
Press Release
November 13, 2012                                            Page3

Operations Review

Production averaged 54,381 boe/d (88% oil and NGL) during the third quarter of 2012, as compared to 52,625 boe/d (84% oil and NGL) in the third quarter of 2011 and 53,073 boe/d (86% oil and NGL) in the second quarter of 2012. The third quarter of 2012 was the first full quarter which reflected the Q2/2012 sale of approximately 950 boe/d of light oil produced in North Dakota. Compared to the third quarter of 2011, oil and NGL production increased 7%, while natural gas production decreased 17%. Compared to the second quarter of 2012, oil and NGL production increased 4%, while natural gas production decreased 9%. During 2012, we have focused our capital investment on more profitable crude oil investment opportunities resulting in minimal drilling activity for natural gas.

Our 2012 production guidance remains at 53,500 to 54,500 boe/d with 2012 exploration and development capital expenditures forecast to be approximately $400 million. Our production mix for 2012 is forecast to be 73% heavy oil, 14% light oil and NGL and 13% natural gas. We plan to provide production and capital budget guidance for 2013 in early December, following approval of our 2013 development plan by our Board of Directors.

Capital expenditures for exploration and development activities totaled $113 million for the third quarter of 2012. During the third quarter, Baytex participated in the drilling of 55 (47.9 net) wells with a 98% success rate. Through the first nine months of 2012, Baytex has participated in the drilling of 181 (142.2 net) wells with a 98% success rate.

Wells Drilled - Three months ended September 30, 2012

	Crude Oil						Stratigraphic		Dry and
	Primary		Thermal		Natural Gas		and Service		Abandoned		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Heavy oil
Lloydminster area	29	28.7	—	—	—	—	—	—	1	1.0	30	29.7
Peace River area	9	9.0	—	—	—	—	—	—	—	—	9	9.0
	38	37.7	—	—	—	—	—	—	1	1.0	39	38.7
Light oil, NGL and natural gas
Western Canada	7	5.5	—	—	1	1.0	—	—	—	—	8	6.5
North Dakota	8	2.7	—	—	—	—	—	—	—	—	8	2.7
	15	8.2	—	—	1	1.0	—	—	—	—	16	9.2
Total	53	45.9	—	—	1	1.0	—	—	1	1.0	55	47.9

Wells Drilled - Nine months ended September 30, 2012

	Crude Oil						Stratigraphic		Dry and
	Primary		Thermal		Natural Gas		and Service		Abandoned		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Heavy oil
Lloydminster area	77	67.1	—	—	—	—	1	1.0	2	2.0	80	70.1
Peace River area	27	27.0	5	5.0	—	—	13	13.0	—	—	45	45.0
	104	94.1	5	5.0	—	—	14	14.0	2	2.0	125	115.1
Light oil, NGL and natural gas
Western Canada	18	14.3	—	—	3	3.0	—	—	1	1.0	22	18.3
North Dakota	34	8.8	—	—	—	—	—	—	—	—	34	8.8
	52	23.1	—	—	3	3.0	—	—	1	1.0	56	27.1
Total	156	117.2	5	5.0	3	3.0	14	14.0	3	3.0	181	142.2

Heavy Oil

In the third quarter of 2012, heavy oil production averaged 40,580 bbl/d, an increase of 9% over the third quarter of 2011 and 5% over the second quarter of 2012. During the third quarter of 2012, we drilled 39 (38.7 net) wells on our heavy oil properties with a success rate of 97%.

Production from our Peace River area properties averaged approximately 21,350 bbl/d in the third quarter, an increase of 20% over the third quarter of 2011 and 11% over the second quarter of 2012. In the third quarter of 2012, we drilled nine (9.0 net) horizontal

Baytex Energy Corp.
Press Release
November 13, 2012                                            Page4

oil wells in the Seal area (encompassing a total of 116 laterals). During the third quarter, ten wells established average 30-day peak production rates of approximately 410 bbl/d. We plan to drill approximately six horizontal wells in the Peace River area in the remainder of the year.

In the Cliffdale area, successful operations continued at our 10-well commercial cyclic steam stimulation ("CSS") module, with production during the third quarter averaging approximately 420 bbl/d, consistent with project design parameters. During the third quarter, five wells received steam and three wells commenced post-steam flowback operations. Of those three wells, two wells delivered first-cycle peak oil rates of 262 bbl/d and 330 bbl/d, respectively, and one well delivered a second-cycle peak oil rate of 310 bbl/d. First and second-cycle steam injection volumes were encouraging and have exceeded the first-cycle injection performance demonstrated by the pilot well. Fourth-cycle flowback operations on the pilot well continued in the third quarter. Subsequent to the end of third quarter, the final two wells commenced their initial steam injection phase. To date, the Cliffdale project has demonstrated a cumulative steam-oil-ratio of approximately 2.0 barrels of steam per barrel of oil. Subject to receipt of regulatory approvals, we plan to initiate development of a new 15-well commercial CSS module in the first quarter of 2013.

In our Lloydminster heavy oil area, third quarter drilling included nine (9.0 net) horizontal oil wells and 20 (19.7 net) vertical oil wells. This area is characterized by stacked pay which has led to successful exploitation of multiple horizons. Our Lloydminster heavy oil projects generate consistent, repeatable results with horizontal wells typically producing 30-day peak rates of approximately 70-80 bbl/d and vertical wells typically producing 30-day peak rates of approximately 30-40 bbl/d. We expect to drill approximately seven horizontal wells and one vertical well in the Lloydminster area in the remainder of the year.

Subsequent to the end of the third quarter, we acquired a 100% working interest in 46 sections of undeveloped oil sands leases in the Cold Lake area of Northern Alberta for total consideration of $120 million. The lands are proximal to our existing Cold Lake heavy oil assets and are prospective for both cold and thermal development. In addition, we increased our land position in the Peace River area, adding 28.75 sections of prospective oil sands leases.

Light Oil & Natural Gas

During the third quarter of 2012, light oil, NGL and natural gas production averaged 13,801 boe/d, which was comprised of 7,047 bbl/d of light oil and NGL and 40.5 mmcf/d of natural gas. Compared to the third quarter of 2011, light oil and NGL production decreased 2% and natural gas production decreased 17%. Compared to the second quarter of 2012, light oil and NGL production decreased 1%, and natural gas production decreased 9%. Third quarter light oil production was impacted by the previously announced North Dakota non-operated asset sale which closed in May and included approximately 950 boe/d.

During the third quarter of 2012, we drilled four (3.5 net) horizontal wells in our Viking light oil resource play in Central Alberta. One Viking well drilled in the second quarter and three Viking wells drilled in the third quarter established average 30-day peak rates of 90 bbl/d during the third quarter.

In our Bakken/Three Forks play in North Dakota, we participated in the drilling of eight (2.7 net) horizontal oil wells, seven of which were Baytex-operated, and the fracture-stimulation of 10 (3.2 net) wells in the third quarter. During the third quarter, seven Baytex-operated wells (1,280-acre spacing ) established average 30-day peak rates of approximately 445 boe/d. We plan to drill approximately five (1.5 net) wells on our Bakken/Three Forks play in North Dakota during the remainder of 2012.

Financial Review

We generated FFO of $139 million ($1.15 per basic share) in Q3/2012, a decrease of 4% compared to Q3/2011, and an increase of 12% compared to Q2/2012. The increase relative to Q2/2012 was the result of increased sales volumes and higher realized oil prices.

The average WTI price for Q3/2012 was US$92.22, a 3% increase from Q3/2011 and a 1% decrease from Q2/2012. We received an average oil and NGL price of $61.63/bbl in Q3/2012 (inclusive of our physical hedging gains), down 3% from $63.26/bbl for Q3/2011 and up 3% from $59.63/bbl for Q2/2012. We received an average natural gas price of $2.34/mcf in Q3/2012, down 44% from $4.20/mcf for Q3/2011 and up 17% from $2.00/mcf for Q2/2012.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged almost 24% in Q3/2012, the same as for the preceding quarter.  As the third quarter progressed, the monthly WCS differentials improved due to higher U.S. refinery runs as well as increasing rail shipments of Canadian heavy oil. During the nine months ended September 30, 2012, the WCS price differential was 23%, as compared to 20% for the first nine months of 2011.

Baytex continues to actively hedge its exposure to commodity prices and foreign exchange rates. We have established forward contracts for the fourth quarter of 2012 on approximately 46% of our WTI price exposure, 40% of our heavy oil differential exposure, 46% of our natural gas price exposure, and 31% of our exposure to currency movements between the Canadian and U.S. dollars. We have begun to secure hedging contracts on our 2013 exposures and have established forward contracts for the first and second half of 2013 on approximately 24% and 16%, respectively, of our WTI exposure and 38% and 25%, respectively, of our heavy oil differential exposure. Details of all hedging contracts are contained in the notes to our interim financial statements. We continue to

Baytex Energy Corp.
Press Release
November 13, 2012                                            Page5

monitor the markets for opportunities to add to our hedge positions. As part of our hedging program, we continue to mitigate exposure to WCS price differentials by transporting crude oil to higher value markets by railways. By the end of this year we expect to deliver approximately 30% of our heavy oil volumes by rail, and we continue to explore opportunities for additional rail deliveries for 2013 and beyond.

During Q2/2012, Baytex completed the previously disclosed sale of non-operated interests in North Dakota for net proceeds of $314 million (US$312 million). In order to potentially defer the payment of income tax on the gain realized on the sale, we deposited the sale proceeds into escrow pending the acquisition of qualifying replacement properties. In July 2012, US$112 million of the sale proceeds were returned from escrow and used to reduce borrowings on our credit facilities. As we do not expect to acquire qualifying replacement properties within the prescribed time frame, the balance of the escrowed funds of US$200 million will be returned to us in late November 2012 (at which time they will be used to reduce borrowings on our credit facilities).

We ended the quarter with total monetary debt of $480 million representing a debt-to-FFO ratio of 0.84 times, based on FFO over the trailing twelve-month period. In July 2012, we issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. A portion of the net proceeds of this issue was used to redeem $150 million of 9.15% Series A senior unsecured debentures on August 26, 2012 at 104.575% of principal amount, with the remaining proceeds used to reduce borrowings on our credit facilities. Pro forma the Cold Lake acquisition and the repatriation of the remaining North Dakota sale proceeds, our total bank borrowings would be approximately $104 million, leaving us with $596 million of undrawn credit facilities.

Additional Information

Our unaudited interim condensed consolidated financial statements for the three months and nine months ended September 30, 2012 and 2011 and related Management's Discussion and Analysis of the operating and financial results can be accessed immediately on our website at www.baytex.ab.ca and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference Call Today 9:00 a.m. MST (11:00 a.m. EST)
Baytex will host a conference call today, November 13, 2012, starting at 9:00am MST (11:00am EST). To participate, please dial 416-340-2216 or toll free in North America 1-866-226-1792. Alternatively, to listen to the conference call online, please enter http://events.digitalmedia.telus.com/baytex/111312/index.php in your web browser.

An archived recording of the conference call will be available until November 20, 2012 by dialing toll free 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 7190805. The conference call will also be archived on the Baytex website at www.baytex.ab.ca.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our average production rate for 2012; our exploration and development capital expenditures for 2012; our production mix for 2012, development plans for our properties, including the number of wells to be drilled in the remainder of 2012; initial production rates from wells drilled; our Cliffdale cyclic steam stimulation project, including our assessment of the steam and flowback operations, the cumulative steam-oil ratio for the project and our plan for a second commercial module of CSS; our Lloydminster heavy oil area, including the development potential of these properties, our ability to exploit multiple horizons and estimated 30-day peak productions rates from new horizontal and vertical wells; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy oil and West Texas Intermediate; the demand for Canadian heavy oil by U.S. refiners; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; our ability to mitigate our exposure to heavy oil price differentials by transporting our crude oil to market by railways; the volume of heavy oil to be transported to market by railways in 2012; the application of the proceeds from the sale of our non-operated interests in North Dakota; the amount of our undrawn credit facilities at September 30, 2012; our debt-to-FFO ratio; our pro forma financial position following the acquisition of undeveloped oil sands leases at Cold Lake and the repatriation of the proceeds from the sale of our non-operated interests in North Dakota; and our liquidity and financial capacity. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of FFO and capital expenditures and our prevailing financial circumstances at the time.

Baytex Energy Corp.
Press Release
November 13, 2012                                            Page6

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Total monetary debt is not a measurement based on GAAP in Canada. Baytex defines total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans. Baytex believes that this measure assists in providing a more complete understanding of its cash liabilities.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 87% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. For further information about Baytex, please visit our website at www.baytex.ab.ca.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca